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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                         -------------------------------
                                 SEC FILE NUMBER
                                     0-29182
                        --------------------------------

                        --------------------------------
                                  CUSIP NUMBER
                                   31617J-30-6
                       ----------------------------------

(Check One):
      [x]Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

             For Period Ended: December 31, 1999
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR


             For the Transition Period Ended: _______________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________

PART I - REGISTRANT INFORMATION

FIDELITY HOLDINGS, INC.
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Full Name of Registrant


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Former Name if Applicable

80-02 Kew Gardens Rd.
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Address of Principal Executive Office (Street and Number)

Kew Gardens, NY 11415
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

 /x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (Attach Extra Sheets If Needed).

     The Form 10-KSB could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The year-end audit was delayed and, although the audit will be completed in the prescribed time period, information could not be integrated from the financial statements into the body of the Form 10-KSB within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Doron Cohen                  718             520-6500
     ----------------------------------    -----------    ------------------
                   (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                      [x] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof.                                                     [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     Because of the Company's retention of its Technology Division and its investment therein, although automotive operations remained profitable, earnings went from a profit of approximately $500,000 in 1998 to a loss of approximately $5 million in 1999.
================================================================================

                                Fidelity Holdings Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 30, 2000                          By /s/ Doron Cohen
         --------------                             ----------------------------
                                                    Doron Cohen, CEO & President